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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

priceline.com Incorporated
(Name of Applicant)

800 Connecticut Avenue
Norwalk, Connecticut 06854
 (Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

2006 1.00% Senior Convertible Notes due August 1, 2010	up to $125,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Peter J. Millones, Jr., Esq.
Executive Vice President and General Counsel
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854
(203) 299-8000

With a copy to:
Daniel Dunson, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

TABLE OF CONTENTS

GENERAL	1
AFFILIATIONS	2
MANAGEMENT AND CONTROL	3
UNDERWRITERS	5
CAPITAL SECURITIES	5
INDENTURE SECURITIES	6
SIGNATURE	10
Form of Indenture
Statement of Eligibility on Form-T-1

GENERAL

1.     General Information

  (a)
  priceline.com Incorporated (the "Company") is a corporation.

  (b)
  The Company was organized under the laws of the State of Delaware.

2.     Securities Act Exemption Available

        Upon the terms set forth in an Offering Circular dated October 10, 2006, as amended on October 24, 2006 (the "Offering Circular"), the Company is offering to exchange $1,000 aggregate principal amount of its 2006 1.00% Senior Convertible Notes due August 1, 2010 (the "New Notes") for each $1,000 principal amount of its currently outstanding 1.00% Senior Convertible Notes due August 1, 2010 (the "Outstanding Notes") (the "Exchange Offer"). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the "Indenture") to be qualified under this Application for Qualification on Form T-3.

        As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the Outstanding Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for payments by the Company to holders of Outstanding Notes in connection with and as part of the terms of the Exchange Offer, customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagements of American Stock Transfer & Trust Company, as exchange agent for the Exchange Offer, and D.F. King & Co., Inc., as information agent for the Exchange Offer, and payments of the fees and expenses of its legal advisors. No holder of the Outstanding Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.     Affiliates

        The following is a list of all affiliates of the Company as of the date of September 27, 2006:

Affiliate Companies

Name	Jurisdiction of Incorporation/Organization
AllPrice Holdings, Inc.	Delaware
Active Hotels Ltd. (1)	United Kingdom
Bookings B.V. (1)	The Netherlands
Bookings Deutschland GmbH (1)	Germany
Bookings Europe B.V. (1)	The Netherlands
Booking GmbH (1)	Austria
Bookings Hispanica SL(1)	Spain
Bookings Italia SrI (1)	Italy
Bookings SAS (1)	France
Bookingsportal B.V. (1)	The Netherlands
Cheung Kong (Holdings) Limited (2)	Hong Kong
Global Bookings Connection B.V. (1)	The Netherlands
Global Bookings Connection Japan Inc. (1)	Japan
Lowestfare.com Incorporated	Delaware
MTG.com, Inc.	Delaware
priceline Europe Ltd.	United Kingdom
priceline Europe Viagens Online LOA (1)	Portugal
priceline.com Auto Services, LLC	Delaware
priceline.com Bookings Acquisition Company Limited (1)	United Kingdom
priceline.com Canada, Inc.	Delaware
priceline.com Europe Holdings N.V. (1)	The Netherlands
priceline.com europe Ltd. (1)	United Kingdom
priceline.com Europe Holdco, Inc.	Delaware
priceline.com Holdco U.K. Limited	United Kingdom
priceline.com International Ltd. (1)	United Kingdom
PCLN Asia, Inc.	Delaware
PCLN Asia Sub, Inc.	Delaware
Talent Star Resources Limited	Hong Kong
Travelweb LLC	Delaware
Walkaway Inc.	Delaware

Footnotes:

(1)
93.65% owned by priceline.com Holdco UK Limited.

(2)
As of September 27, 2006, Cheung Kong (Holdings) Limited beneficially owns 3,874,363 shares, or approximately 10.66%, of the Company's common stock. This includes (1) 1,912,406 shares held by Potton Resources Limited, an indirect wholly owned subsidiary of Cheung Kong (Holdings) Limited; (2) 1,912,406 shares held by Ultimate Pioneer Limited, an indirect wholly owned subsidiary of Hutchison Whampoa Limited; (3) (i) 21,109 shares that Mr. Lai, an Executive Director of Hutchison Whampoa Limited, has the right to acquire under stock options currently exercisable or exercisable within 60 days after September 27, 2006 and (ii) 2,000 shares of restricted common stock; and (4) (i) 24,442 shares that Mr. Wade, the Group Managing Director of the A.S. Watson Group of Hutchison Whampoa Limited, has the right to acquire under stock options currently exercisable or exercisable within 60 days after September 27, 2006 and (ii) 2,000 shares of restricted common stock. Cheung Kong (Holdings) Limited is a 49.97% shareholder of Hutchison Whampoa Limited. Each of Cheung Kong (Holdings) Limited and Potton Resources Limited disclaims beneficial ownership of the shares referred to in clauses (2) through (4) above.

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers

        The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o priceline.com Incorporated, 800 Connecticut Avenue, Norwalk, Connecticut 06854.

Name	Office
Jeffery H. Boyd	President and Chief Executive Officer
Robert J. Mylod Jr.	Chief Financial Officer
Christopher L. Soder	Executive Vice President, Travel Services
Peter J. Millones, Jr.	Executive Vice President and General Counsel
Ronald V. Rose	Chief Information Officer
Brett Keller	Chief Marketing Officer
Daniel J. Finnegan	Senior Vice President, Chief Accounting Officer and Controller
Stef Norden	Chief Executive Officer, Priceline Europe
Board of Directors
Ralph M. Bahna	Chairman of the Board
Howard W. Barker, Jr.	Director
Jeffery H. Boyd	Director
Jeffrey E. Epstein	Director
James M. Guyette	Director
Dominic Kai Ming Lai	Director
Nancy B. Peretsman	Director
Craig W. Rydin	Director
Ian F. Wade	Director

5.     Principal Owners of Voting Securities

        The following table provides information as to each person who beneficially owns more than 10% of the Company's outstanding voting stock as of September 27, 2006:

Name and Mailing Address	Title of Class	Amount Owned		Percentage of Voting Securities Owned
Dominic Kai Ming Lai Hutchison Whampoa Limited 22nd Floor Hutchison House 10 Harcourt Road Hong Kong	priceline.com Incorporated common stock, par value $0.008 per share	1,961,957	(1)	5.40%

Ian F. Wade A.S. Watson Group Hutchison Whampoa Limited 22nd Floor Hutchison House 10 Harcourt Road Hong Kong	priceline.com Incorporated common stock, par value $0.008 per share	1,961,957	(1)	5.40%
Cheung Kong (Holdings) Limited 7th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong	priceline.com Incorporated common stock, par value $0.008 per share	3,874,363	(2)	10.66%
Hutchison Whampoa Limited 22nd Floor Hutchison House 10 Harcourt Road Hong Kong	priceline.com Incorporated common stock, par value $0.008 per share	1,961,957	(1)	5.40%
PAR Investment Partners, L.P. One International Place Suite 2401 Boston, Massachusetts 02110	priceline.com Incorporated common stock, par value $0.008 per share	4,000,000		11.00%

(1)
Includes (1) 1,912,406 shares held by Ultimate Pioneer Limited, an indirect wholly owned subsidiary of Hutchison Whampoa Limited; (2) (i) 21,109 shares that Mr. Lai, an Executive Director of Hutchison Whampoa Limited, has the right to acquire under stock options currently exercisable or exercisable within 60 days after September 27, 2006 and (ii) 2,000 shares of restricted common stock; and (3) (i) 24,442 shares that Mr. Wade, the Group Managing Director of the A.S. Watson Group of Hutchison Whampoa Limited, has the right to acquire under stock options currently exercisable or exercisable within 60 days after September 27, 2006 and (ii) 2,000 shares of restricted common stock. Each of Mr. Lai and Mr. Wade disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited, Ultimate Pioneer Limited, Cheung Kong (Holdings) Limited, Potton Resources Limited and one another except to the extent of his pecuniary interest therein.

(2)
Includes (1) 1,912,406 shares held by Potton Resources Limited, an indirect wholly owned subsidiary of Cheung Kong (Holdings) Limited; (2) 1,912,406 shares held by Ultimate Pioneer Limited, an indirect wholly owned subsidiary of Hutchison Whampoa Limited; (3) (i) 21,109 shares that Mr. Lai, an Executive Director of Hutchison Whampoa Limited, has the right to acquire under stock options currently exercisable or exercisable within 60 days after September 27, 2006 and (ii) 2,000 shares of restricted common stock; and (4) (i) 24,442 shares that Mr. Wade, the Group Managing Director of the A.S. Watson Group of Hutchison Whampoa Limited, has the right to acquire under stock options currently exercisable or exercisable within 60 days after September 27, 2006 and (ii) 2,000 shares of restricted common stock. Cheung Kong (Holdings) Limited is a 49.97% shareholder of Hutchison Whampoa Limited. Each of Cheung Kong (Holdings) Limited and Potton Resources Limited disclaims beneficial ownership of the shares referred to in clauses (2) through (4) above.

UNDERWRITERS

6.    Underwriters

        (a)   The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company's securities and the title of each security underwritten:

Underwriter's Name and Mailing Address	Security Underwritten
Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Outstanding 1.00% Senior Convertible Notes due 2010 Outstanding 2.25% Senior Convertible Notes due 2025 0.50% Senior Convertible Notes due 2011 0.75% Senior Convertible Notes due 2013
Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036	Outstanding 2.25% Senior Convertible Notes due 2025
Thomas Weisel Partners LLC 390 Park Avenue, 2nd Floor New York, NY 10022	Outstanding 1.00% Senior Convertible Notes due 2010
Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, NY 10080	0.50% Senior Convertible Notes due 2011 0.75% Senior Convertible Notes due 2013

        (b)   No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Exchange Offer and issued pursuant to the Indenture.

CAPITAL SECURITIES

7.    Capitalization

        (a)   The authorized and outstanding capital stock and debt securities of the Company as of September 27, 2006 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.008	1,000,000,000 shares	36,352,748 shares
Series B mandatorily redeemable preferred stock, par value $0.01 per share	80,000 shares	13,470 shares
1.00% Convertible Senior Notes due 2010	$125,000,000	$125,000,000
2.25% Convertible Senior Notes due 2025	$100,000,000	$100,000,000
0.50% Convertible Senior Notes due 2011	$172,500,000	$150,000,000
0.75% Convertible Senior Notes due 2013	$172,500,000	$150,000,000

        (b)   Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the Series B Preferred Stock are not entitled to vote on any matter, except in certain limited circumstances and as specifically required under Delaware law.

INDENTURE SECURITIES

8.    Analysis of Indenture Provisions

        The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer or prior thereto and entered into between the Company and American Stock Transfer & Trust Company, as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

        (a)   Events of Default; Withholding of Notice

        The following will be events of default under the Indenture:

  •
  the Company fails to pay principal when due;

  •
  the Company fails to pay any interest when due, continued for 30 days;

  •
  the Company fails to pay the repurchase price when required to do so in connection with holders' exercise of their option to require the Company to repurchase their New Notes;

  •
  the Company fails to deliver cash or a combination of cash and shares of common stock within 10 days after such delivery is required to be made upon conversion of a New Note, including any Make Whole Premium, as provided in the Indenture;

  •
  the Company breaches or fails to perform any other covenant or agreement in the Indenture applicable to the New Notes, continued for 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding;

  •
  failure by the Company or any of its significant subsidiaries to pay when due (either at stated maturity or upon acceleration, and after the expiration of any grace period) under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or guarantee thereof) with an aggregate principal amount in excess of $15 million, and such indebtedness is not discharged or such acceleration is not rescinded or annulled, within 30 days after written notice to the Company from the Trustee or the holders of 25% in aggregate principal amount of the New Notes then outstanding; and

  •
  specific events relating to the Company's or any of its significant subsidiaries' bankruptcy, insolvency or reorganization.

        If any event of default occurs and continues for the required amount of time, the Trustee or the holders of not less than 25% of the aggregate principal amount of the New Notes then outstanding may declare the New Notes due and payable, together with all accrued and unpaid interest, if any, immediately by giving notice in writing to the Company (and to the trustee, if given by the holders). Notwithstanding the preceding sentence, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to priceline.com, all outstanding New Notes will become due and payable without further action or notice. The holders of a majority of the aggregate principal amount of the New Notes then outstanding may, however, by notice in writing to the Company and the Trustee, rescind the declaration if:

  •
  the Company has paid or deposited with the trustee all amounts that have become due, otherwise than through acceleration, for principal and interest, if any; and

  •
  all defaults under the Indenture are cured or waived.

        No holder of New Notes may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, the Indenture, unless:

  •
  the holder has given to the Trustee written notice of the occurrence and continuance of a default;

  •
  the holders of not less than 25% of the aggregate principal amount then outstanding of the New Notes have made a written request to the Trustee to institute the suit, action or proceeding and have offered to the Trustee the reasonable indemnity it may require; and

  •
  the Trustee for 60 days after its receipt of the notice, request and offer of indemnity has neglected or refused to institute the requested action, suit or proceeding.

        The right of each holder of New Notes to receive payment of the principal of or interest, if any, on the New Notes on or after the respective due dates and the right to institute suit for enforcement of any payment obligation may not be impaired or affected without the consent of that holder.

        The holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust power conferred on the Trustee if that direction is not in conflict with applicable law and would not involve the trustee in personal liability (as determined in good faith by the trustee's board or similar governing body).

        The Company required to furnish to the Trustee annually a statement as to the fulfillment of all of the Company's obligations under the Indenture.

        (b)   Authentication and Delivery of New Notes; Use of Proceeds

        The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, one of its Vice Presidents (each, an "Officer") and attested by the manual or facsimile signature of the Chief Operating Officer, Controller or Secretary of the Company, and delivered to the Trustee.

        The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed by two Officers of the Company. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issue of New Notes is to be authenticated.

        The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

        The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Outstanding Notes.

        (c)   Release and Substitution of Property Subject to the Lien of the Indenture

        The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

        (d)   Satisfaction and Discharge of the Indenture

        The Company may discharge its obligations under the Indenture while New Notes remain outstanding if (i) either (a) all delivered and authenticated New Notes (other than those held in trust, destroyed, lost or stolen) have been delivered to the Trustee for cancellation or (b) all outstanding New Notes have or will become due and payable at their scheduled maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge all outstanding New Notes on the date of their scheduled maturity or redemption date, as the case may be, (ii) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent for discharge of the Indenture have been complied with.

        (e)   Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

        The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate signed by the Chairman of the Board or Chief Executive Officer, the President or an Executive Vice President of the Company and by the Chief Financial Officer, Controller or the Corporate Secretary of the Company as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers' Certificate must describe the default or Event of Default and the efforts to remedy the same.

9.    Other Obligors

        None.

        Contents of application for qualification.    This application for qualification comprises:

        (a)   Pages numbered 1 to 10, consecutively.

        (b)   The statement of eligibility and qualification on Form T-1 of American Stock Transfer & Trust Company, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

        (c)   The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to exhibit 3.1 of the Company's registration statement on Form S-3 (File No. 333-109929).
Exhibit T3B	Bylaws of the Company (incorporated by reference to exhibit 3.5 of the Company's registration statement on Form S-3 (File No. 333-109929).
Exhibit T3C*	Form of Indenture, dated as of November , 2006, between the Company and American Stock Transfer & Trust Company, as Trustee.
Exhibit T3D	Not applicable.
Exhibit T3E-1	Offering Circular, dated October 10, 2006, as amended October 24, 2006 (incorporated by reference to Exhibit (a)(1)(A) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3E-3	Press Release, dated October 10, 2006 (incorporated by reference to Exhibit (a)(5) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3E-4	Press Release dated October 23, 2006 (incorporated by reference to Exhibit (a)(6) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).
Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.†

*
Filed herewith.

†
Previously filed.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, priceline.com Incorporated, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Norwalk and State of Connecticut, on the 26th day of October, 2006.

(Seal)		priceline.com Incorporated
Attest:	/s/ PETER J. MILLONES Name: Peter J. Millones Title: Executive Vice President, General Counsel and Corporate Secretary	By:	/s/ ROBERT J. MYLOD, JR. Name: Robert J. Mylod, Jr. Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to exhibit 3.1 of the Company's registration statement on Form S-3 (File No. 333-109929).
Exhibit T3B	Bylaws of the Company (incorporated by reference to exhibit 3.5 of the Company's registration statement on Form S-3 (File No. 333-109929).
Exhibit T3C*	Form of Indenture, dated as of November , 2006, between the Company and American Stock Transfer & Trust Company, as Trustee.
Exhibit T3D	Not applicable.
Exhibit T3E-1	Offering Circular, dated October 10, 2006, as amended October 24, 2006 (incorporated by reference to Exhibit (a)(1)(A) of the Company's Issuer Tender Offer Statement on Schedule TO as amended October 24, 2006).
Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3E-3	Press Release, dated October 10, 2006 (incorporated by reference to Exhibit (a)(5) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3E-4	Press Release, dated October 23, 2006 (incorporated by reference to Exhibit (a)(6) of the Company's Issuer Tender Offer Statement on Schedule TO, as amended October 24, 2006).
Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).
Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.†

*
Filed herewith.

†
Previously filed.

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TABLE OF CONTENTS
GENERAL
AFFILIATIONS
Affiliate Companies
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
EXHIBIT INDEX